82-3581

SPIC

Southern Petrochemical Industries Corporation Limited
Principal Office : SPIC House, 88 Mount Road, Guindy, Chennai - 600 032.
Phone : 2235 0245 Fax : 2235 2163 Grams : SOUTHPETRO Email : spiccorp@spic.co.in Website : www.spicltd.com

04036085

[BY COURIER]

31st July 2004

SEC MAIL PROCESSING RECEIVED AUG 0 5 2004 WASH. D.C. 185 SECTION

Securities and Exchange Commission
Judiciary Plaza
450, Fifth Street
WASHINGTON D.C. 20549

SUPPL

Dear Sirs,

SUPPL

Annual Accounts for the year ended 31st March 2004.

We write to inform that the Board of Directors of the Company at the Meeting held on 31st July 2004 has approved the audited annual accounts for the financial year 1st April 2003 to 31st March 2004.

The aforesaid audited annual accounts with comparative figures relating to the previous financial year are enclosed for information.

Thanking you,

Yours faithfully
For SOUTHERN PETROCHEMICAL
INDUSTRIES CORPORATION LTD.

PROCESSED
OCT 0 4 2004
THOMSON
FINANCIAL

N RAMAKRISHNAN
SECRETARY

Encl: as above

dw 10/4

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED
Regd. Office: 73, Armenian Street, Chennai 600 001.

AUDITED RESULTS FOR THE YEAR ENDED 31ST MARCH 2004

(Rupees in Lacs)

S.No.	Description	Nine months ended 31st December 2003	Fourth Quarter ended 31st March 2004	Fourth Quarter ended 31st March 2003	Year ended 31st March 2004 (Audited)	Year ended 31st March 2003 (Audited)	Consolidated results for the year ended 31st March 2004 (Audited)
1	Sales/Income from Operations	111159.60	37729.60	54119.25	148889.20	161672.25	183587.30
2	Other Income	1155.97	791.36	718.83	1947.33	2208.02	1900.42
3	Total Expenditure						
	(Increase)/decrease in stock in trade	(1860.64)	3267.65	20377.01	1407.01	21500.30	1393.80
	Consumption of raw materials	60737.57	16153.23	14521.51	76890.80	67709.66	77454.38
	Purchase of finished goods	713.44	112.78	123.67	826.22	815.22	931.96
	Power, fuel and water charges	19115.62	6334.77	6900.60	25450.39	25510.26	25490.40
	Staff cost	6096.90	2678.27	2841.26	8775.17	9492.19	8864.02
	Other expenditure	23659.11	5749.72	11961.68	29408.83	32083.64	56959.45
4	Interest	13138.19	(8243.28)	5109.30	4894.91	17802.68	8436.29
5	Floating rate note interest and exchange fluctuation in CWIP written off	-	-	11627.84	-	11627.84	-
6	Interest on advance against equity to SPIC Petrochemicals Limited written off	-	-	10573.31	-	10573.31	-
7	Depreciation	3153.62	970.96	1066.38	4124.58	4334.14	6735.46
8	Profit/(Loss) before tax (1+2-3-4-5-6-7)	(12438.24)	11496.86	(30264.48)	(941.38)	(37568.97)	1221.96
9	Provision for Taxation	-	-	-	-	-	383.31
10	Net Profit/(loss) (8-9)	(12438.24)	11496.86	(30264.48)	(941.38)	(37568.97)	838.65
11	Share of profit / (loss) of associates for the year (Net)	-	-	-	-	-	49.46
12	Profit/(loss) before Minority Interest (10+11)	-	-	-	-	-	888.11
13	(Loss) applicable to Minority Interests	-	-	-	-	-	(7.20)
14	Net Profit / (Loss) for the group (12-13)	-	-	-	-	-	895.31
15	Paid-up Equity Share Capital (face value Rs.10 per share)	8804.77	8804.77	8804.77	8804.77	8804.77	8804.77
16	Advance towards Share Capital	495.00	1960.49	-	1960.49	-	3006.07
17	Reserves excluding Revaluation Reserves				23622.35	23622.35	29326.37
18	Debit balance in Profit and loss account				33524.99	32583.61	31712.34
19	Basic EPS (not annualised) (Rs.)	(14.26)	13.00	(34.42)	(1.26)	(42.84)	0.82
	Diluted EPS (not annualised) (Rs.)	(14.26)	10.64	(34.42)	(1.26)	(42.84)	0.67
20	Aggregate of Non-promoter shareholding						
	- Number of Shares	61591419	61591419	61591419	61591419	61591419	61591419
	- Percentage of Shareholding	69.95	69.95	69.95	69.95	69.95	69.95

Notes

1. Production in Urea / DAP plants were affected during the twelve months ended 31st March, 2004, due to funds constraint in procuring required raw materials.

2. The Ammonia / Urea plants were stopped for turnaround maintenance from 25th March 2004 to 24th April 2004.

3. Credit for subsidies receivable from the Government of India is taken, based on the provisional rates notified by the Government, from time to time. Also, credit has been taken for increase on account of input cost escalation, which is expected to be announced by the Government of India.

4. The restructuring of the Debt Portfolio under the Corporate Debt Restructuring Mechanism (CDR) has been implemented during the year.

5. The promoters have brought in a sum of Rs.1960.49 lacs, as of 31st March, 2004, pursuant to the Corporate Debt Restructuring package, according to which a sum of Rs.2000 lacs was to be brought in, as equity contribution, at par. The balance amount of Rs. 39.51 lacs has since been brought in by the promoters.

6. As per agreement dated 3rd March, 2004 between SPIC Petrochemicals Limited (SPIC Petro) and SPIC, SPIC Petro has now agreed to an interest liability aggregating to Rs.30609.63 lacs on the advances and Inter-corporate deposits received from the Company. The Company had, earlier accrued an interest component of only Rs.20036.32 lacs and the balance interest of Rs.10573.31 lacs has been recognised in the books of account in the current year.

7. No provision has been made in these accounts for the accumulated net deferred tax liability upto 31st March, 2001 amounting to Rs.11389 lacs as an interim stay of clause 33 of Accounting Standard 22 –'Accounting for taxes on income' - has been obtained from the Madras High court. Clause 33 of the above standard provides that the net deferred tax liability accumulated up to 31st March, 2001 should be provided for, with a corresponding charge to revenue reserves. On a transfer petition filed by the Institute of Chartered Accountants of India before the Supreme Court of India, the Honourable Court directed that all similar petitions filed in different High Courts be transferred to the Calcutta High Court. The petition is yet to be disposed by the Calcutta High Court.

8. The qualifications made by the Auditors' in their audit report on the accounts of the Company for the year ended 31st March, 2004, and the comments of the Board thereon are as under:

   a) Auditor's qualification: "An advance of Rs. 24,800 lacs given to SPIC Petrochemicals Limited in earlier years against equity, has been converted during the year into investments in equity shares of that Company. The company has also accrued the interest on advances till

31st March 2002, amounting to Rs. 30609.63 lacs (including Rs. 10573.31 lacs recognised during the year) against which the company has issued Zero bonds repayable in ten equal half yearly instalments commencing after total repayment of the term loans to the lenders or 12 years from the commencement of commercial production whichever is earlier. Apart from the above, contract in progress (net of progress payments received) and other receivable include Rs. 214.13 lacs receivable from that company. In view of the delay in the implementation of the project we are unable to express an opinion on the amount of provision that may be required for the ultimate shortfall in realisation of these assets".

Explanation: The Company is in the process of identifying a strategic partner to invest in the project and on execution of the Memorandum of Settlement, settle the compensation payable to Chennai Petroleum Corporation Limited and have the stay vacated by the Madras High Court. The Company is hopeful that the project will be implemented on resolving all the issues.

b) Auditor's qualification: "In respect of investments of Rs. 7,644.90 lacs, loans of Rs.4,900.80 lacs, advance against equity of Rs.1,000.00 lacs, Guarantees of Rs. 1,825 lacs, interest and other receivables of Rs. 9529.46 lacs due from certain promoted companies, no provision has been made in the accounts. In view of the poor operating performance of these companies, in our opinion, the possibility of full recovery is remote. The estimate of the loss has not been made by the Company. We are unable to express an opinion on the amount of provision that may be required against the above investments, loans, advance against equity, guarantees, interest and other receivables aggregating to Rs. 24,900.16 lacs".

   Explanation: In view of the long term involvement with these companies, the Company is of the view that no provision is required to be made for the above investments, loans, advance against equity, guarantees, interest and other recoverables. Moreover, two companies have improved their operating performance and have reported profits.

c) Auditor's qualification: "Consequent to the change in the policy parameters for the 7th and 8th pricing periods there was a revision in the retention price of urea. The Company has taken a view that some of the policy parameters cannot be amended retrospectively and has reworked the subsidy disregarding these amendments to the policy parameters as well as other disallowances made by the Government in its computation of retention price. As per these reworkings the Company has retained the subsidy of Rs.36,954.74 lacs accrued in the books upto 31st March 2002 over and above the subsidy already granted by the Government.
   Pending making the claim and the uncertainty involved in its acceptance by the Government, we are unable to express an opinion on the recoverability of the above referred subsidy of Rs. 36,954.74 lacs".

Explanation: The Company is endeavoring to receive the said amount from the Government of India in a phased manner by impressing the Government of the various issues involved.

d) Auditor's qualification: "The Company has preferred claims with the Government towards inventory carrying costs etc., amounting to Rs.3586.97 lacs which are outstanding for a considerable period of time. We are unable to express an opinion on the recoverability of the above amounts".

Explanation : The total claim of Rs 3586.97 lacs is being followed up with Agri India and the Company expects to realise the amounts in due course.

e) Auditor's qualification: "Inter-corporate deposits amounting to Rs. 675 lacs given to four companies in 1999 are yet to be recovered with interest and Rs. 1156.79 lacs (net of provision) is due from a Company which is in financial difficulties. We are unable to express an opinion on the recoverability of the above amounts".

Explanation: Efforts are being made to recover these amounts and the Company is of the view that no loss will arise on this account.

f) Auditor's qualification: "Interest relief of Rs.1827.88 lacs (including Rs. 943.90 lacs for the year) were availed from two lenders who are yet to confirm their consent for the reduction in interest rate. Pending consent from the said lenders we are unable to express an opinion on this matter".

Explanation:. With majority of the lenders giving consent, the restructuring of the Debt Portfolio under the Corporate Debt Restructuring Mechanism (CDR) has been implemented during the year. The company is of the view that the remaining two lenders would give consent for the reduction in interest rate.

9. During the year ended 31st March 2004, five investor complaints were received and resolved. No investor complaint was pending at the beginning and end of the said year.

The above results were approved by the Board at its meeting held on 31st July 2004.

For and on behalf of the Board

M.G. Thirunavukkarasu
Finance Director

31st July, 2004
Chennai

SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE PERIOD ENDED 31st MARCH, 2004

Rs. Lacs

S.No.	Particulars	Quarter ended 31.3.2004	Quarter ended 31.3.2003	Year ended 31.3.2004	Year ended 31.3.2003
A	**SEGMENT REVENUE**				
	a) AGRO INPUTS	33098.00	27094.74	128100.14	123944.52
	b) BULK DRUGS & FORMULATIONS	1185.80	3351.30	8951.33	12416.65
	c) OTHERS	4080.22	24160.47	12987.57	27887.83
	TOTAL	**38364.02**	**54606.51**	**150039.04**	**164249.00**
	LESS : INTER SEGMENT SALES	-	-	-	0.28
	NET SALES/INCOME FROM OPERATIONS	**38364.02**	**54606.51**	**150039.04**	**164248.72**
B	**SEGMENT RESULTS** PROFIT / (LOSS) (BEFORE TAX AND INTEREST) FROM EACH SEGMENT				
	a) AGRO INPUTS	3820.87	(2311.68)	5507.73	3957.89
	b) BULK DRUGS & FORMULATIONS	(406.70)	377.42	(373.92)	1895.58
	c) OTHERS	534.07	290.62	669.90	46.59
	TOTAL	**3948.24**	**(1643.64)**	**5803.71**	**5900.06**
	LESS:				
	i) INTEREST	(8243.27)	23443.11	4894.91	36136.49
	ii) OTHER UNALLOCABLE EXPENDITURE NET OF UNALLOCABLE INCOME	694.65	5177.73	1850.18	7332.54
	TOTAL PROFIT / (LOSS) BEFORE TAX	**11496.86**	**(30264.48)**	**(941.38)**	**(37568.97)**
C	**CAPITAL EMPLOYED**				
	(SEGMENT ASSETS - SEGMENT LIABILITIES)				
	a) AGRO INPUTS	78331.91	82766.03	78331.91	82766.03
	b) BULK DRUGS & FORMULATIONS	17400.70	18544.72	17400.70	18544.72
	c) OTHERS	7241.40	8497.09	7241.40	8497.09
	TOTAL	**102974.01**	**109807.84**	**102974.01**	**109807.84**
	Note: Segment Capital Employed does not include unallocated Corporate net assets (including investments of Rs. 94910.55 lacs).				